Yukon-Nevada Gold Corp. Announces $7 Million Private Placement

Vancouver, BC – May 14, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) announces that the Company has negotiated a $7,000,000 non-brokered private placement to sell up to 30,434,782 units (the “Units”) at a price of $0.23 per Unit. There is no finder’s fee payable on the private placement.

Each Unit will consist of one common share (a “Share”) and one share purchase warrant (the “Warrant”). The Warrant can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.40 per share within 36 months of closing of the private placement. If the closing price of the Company’s shares is at or above $0.75 per share for 10 consecutive trading days, the Company may accelerate the expiry date of the warrants on giving 30 days’ written notice to the Warrant holders.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold period” of four months plus one day from the date of issuance.

The proceeds of the private placement transaction will be used on the Company’s Jerritt Canyon Mine and for general working capital purposes.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.